UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*
(Amendment No. 1)

Allegion PLC
(Name of Issuer)

Ordinary Shares, par value $0.01 per share
(Title of Class of Securities)

G0176J109
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0176J109	13G	Page 2 of 30 Pages

1	NAME OF REPORTING PERSON Nelson Peltz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,740,805
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,740,805
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,740,805
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.98%*
12	TYPE OF REPORTING PERSON ((See Instructions) IN

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 3 of 30 Pages

1	NAME OF REPORTING PERSON Peter W. May
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,740,805
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,740,805
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,740,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.98%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 4 of 30 Pages

1		NAME OF REPORTING PERSON Edward P. Garden
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,740,805
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,740,805
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,740,805
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.98%*
12		TYPE OF REPORTING PERSON (See Instructions) IN

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 5 of 30 Pages

1	NAME OF REPORTING PERSON Trian Fund Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,740,805
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,740,805
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,740,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.98%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 6 of 30 Pages

1	NAME OF REPORTING PERSON Trian Fund Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 5,740,805
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,740,805
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,740,805
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 (See Instructions) 5.98%*
12	TYPE OF REPORTING PERSON OO

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 7 of 30 Pages

1		NAME OF REPORTING PERSON Trian Partners Parallel Fund I, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 77,490#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 77,490#
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,490#
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)[X]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.08%*
12		TYPE OF REPORTING PERSON (See Instructions) PN

# All 77,490 shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 8 of 30 Pages

1	NAME OF REPORTING PERSON Trian Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 678,383#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 678,383#
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 678,383#
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)[X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.71%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

# 556,633 of these shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 9 of 30 Pages

1	NAME OF REPORTING PERSON Trian Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,466,163#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,466,163#
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,466,163#
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.53%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

# 121,983 of these shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 10 of 30 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 888,880#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 888,880#
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,880#
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.93%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

# 606,560 of these shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 11 of 30 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Investment Fund-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 381,163
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 381,163
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 381,163
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.40%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 12 of 30 Pages

1	NAME OF REPORTING PERSON Trian Partners Master Fund (ERISA), L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 43,544#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 43,544#
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,544#
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.05%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

# All 43,544 shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.
*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 13 of 30 Pages

1	NAME OF REPORTING PERSON Trian Partners Strategic Co-Investment Fund-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 354,076
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 354,076
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 354,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.37%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 14 of 30 Pages

1	NAME OF REPORTING PERSON Trian SPV (SUB) VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 438,633#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 438,633#
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,633#
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.46%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

# All 438,633 shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 15 of 30 Pages

1		NAME OF REPORTING PERSON Trian SPV (SUB) VI-A, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,412,473#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,412,473#
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,412,473#
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.47%*
12		TYPE OF REPORTING PERSON (See Instructions) PN

# All 1,412,473 shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013 as confirmed by the Company.

CUSIP No. G0176J109	13G	Page 16 of 30 Pages

1	NAME OF REPORTING PERSON Trian IR Holdco Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
	5	SOLE VOTING POWER 0
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 3,257,316#
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,257,316#
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,257,316#
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.39%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

# These shares are held by Trian IR Holdco Ltd. as a result of the contribution transactions consummated pursuant to a Contribution Agreement dated June 15, 2012 and the Allegion spin-off as described in Item 2(a) herein.

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013 as confirmed by the Company.

CUSIP No. G0176J109	13G	Page 17 of 30 Pages

1	NAME OF REPORTING PERSON California State Teachers’ Retirement System
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California Government Pension Plan
	5	SOLE VOTING POWER 296,033
NUMBER OF SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 0
EACH REPORTING PERSON WITH	7	SOLE DISPOSITIVE POWER 180,334
	8	SHARED DISPOSITIVE POWER 115,699
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 296,033
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [X]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.31%*
12	TYPE OF REPORTING PERSON (See Instructions) EP

*This calculation is based upon 95,973,649 ordinary shares outstanding as of December 2, 2013, as provided by the Company to Trian Fund Management, L.P.

CUSIP No. G0176J109	13G	Page 18 of 30 Pages

Item 1(a):	Name of Issuer:

The name of the issuer is Allegion plc, an Irish public limited company (the “Company”).

Item 1(b):	Address of Issuer’s Principal Executive Offices:

The Company’s principal executive office is located at Block D, Iveagh Court, Harcourt Road, Dublin 2, Ireland.

Item 2(a):	Name of Person Filing:

The persons filing this statement are Trian Partners, L.P., a Delaware limited partnership (“Trian Onshore”), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership (“Trian Offshore”), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership (“Parallel Fund I”), Trian Partners Master Fund (ERISA) L.P., a Cayman Islands limited partnership, (“Trian ERISA”), Trian Partners Strategic Investment Fund, L.P., a Delaware limited partnership (“TPSIF”), Trian Partners Strategic Investment Fund-A, L.P., a Delaware limited partnership (“Strategic Fund-A”), Trian Partners Strategic Co-Investment Fund-A, L.P., a Delaware limited partnership (“Coinvest Fund-A”), Trian SPV (SUB) VI, L.P., a Cayman Islands limited partnership (“SPV VI”), Trian SPV (SUB) VI-A, L.P., a Cayman Islands limited partnership (“SPV VI-A”), Trian IR Holdco Ltd., a Cayman Islands exempted limited liability company (“Holdco” and together with the foregoing entities, the “Trian Funds”), Trian Fund Management, L.P., a Delaware limited partnership (“Trian Management”), and Trian Fund Management GP, LLC, a Delaware limited liability company (“Trian Management GP” and together with Trian Management and the Trian Funds, the “Trian Entities”), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, and Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the “Trian Group”).

Pursuant to a Contribution Agreement dated June 15, 2012 (the “Contribution Agreement”), Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, SPV VI and SPV VI-A, respectively contributed certain shares of Ingersoll-Rand plc (“IR”) that they beneficially and directly owned, to Holdco in exchange for their proportionate share of equity securities in Holdco. On December 1, 2013, IR distributed its commercial and residential security business to Allegion plc (“Allegion”) and IR issued proportionate amounts of ordinary shares of Allegion directly to IR shareholders (the “Spin-off”). As a result, Holdco may be deemed to have shared voting power and dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 of the Exchange Act of 1934, as amended (the “Act”)), the Shares of Allegion received by Holdco in connection with the IR Shares contributed to Holdco prior to the Spin-Off.

Trian Management GP is the general partner of Trian Management, which serves as the management company for Trian Onshore, Trian Offshore, Parallel Fund I, Trian ERISA, TPSIF, Strategic Fund-A, Coinvest Fund-A, SPV VI and SPV VI-A. Trian Management GP is controlled by Nelson Peltz, Peter W. May and Edward P. Garden, who therefore are in a position to determine the investment and voting decisions made by the Trian Entities.

Each of Trian Management GP, Trian Management, Nelson Peltz, Peter W. May and Edward P. Garden, by virtue of their relationships to the Trian Funds, may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act, the shares of Common Stock (as defined in Item 2(d) below) that each of the Trian Funds directly and beneficially owns. Each of Trian Management GP, Trian Management, Nelson Peltz, Peter W. May and Edward P. Garden disclaims beneficial ownership of such Shares for all other purposes.

CUSIP No. G0176J109	13G	Page 19 of 30 Pages

This Schedule 13G is also being filed by California State Teachers’ Retirement System, a California Government Employee Benefit Plan (“CalSTRS,” along with the Trian Group are sometimes hereinafter referred to collectively as the “Reporting Persons”).

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit I, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act. Each of the Reporting Persons is responsible for the completeness and accuracy of the information concerning him or it contained herein, but is not responsible for the completeness and accuracy of the information concerning the others, unless he or it knows or has reason to believe that such information is inaccurate.

The Trian Group does not have the right to vote or dispose of any of the Shares held by CalSTRS (the “CalSTRS Shares”), nor is any member of the Trian Group a party to any contracts, arrangements or understandings with respect to such Shares. As a result, each member of the Trian Group disclaims beneficial ownership of the CalSTRS Shares for all purposes.

Item 2(b):	Address of Principal Business Office or, if None, Residence:

The principal business address and the address of the principal office of each member of the Trian Group is 280 Park Avenue, 41st Floor, New York, New York 10017, except that the principal business address of Trian Offshore, Trian ERISA, SPV VI, SPV VI-A and Holdco is Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1205.

The principal business address for CalSTRS is 100 Waterfront Place, MS 04, West Sacramento, CA 95605.

Item 2(c):	Citizenship:

Trian Onshore, Parallel Fund I, TPSIF, TPSIF-A, Coinvest Fund-A and Trian Management are Delaware limited partnerships. Trian Management GP is a Delaware limited liability company. Trian Offshore, Trian ERISA, SPV VI and SPV VI-A are Cayman Islands limited partnerships. Holdco is a Cayman Islands exempted limited liability company. Messrs. Peltz, May and Garden are United States citizens.

CalSTRS is a California Governmental Employee Benefit Plan.

Item 2(d):	Title of Class of Securities:

Ordinary Shares, par value $0.01 (the “Shares”).

Item 2(e):	CUSIP Number:

G0176J109

CUSIP No. G0176J109	13G	Page 20 of 30 Pages

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ] Broker or dealer registered under Section 15 of the Act,
B.	[ ] Bank as defined in Section 3(a)(6) of the Act,
C.	[ ] Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ] Investment Company registered under Section 8 of the
Investment Company Act of 1940,
.	[ ] Investment Adviser in accordance with Rule
13d-1 (b)(1)(ii)(E),
F.	[ ] Employee Benefit Plan or Endowment Fund in accordance
with 13d-1 (b)(1)(ii)(F),
G.	[ ] Parent Holding Company or control person in accordance
with Rule 13d-1 (b)(1)(ii)(G),
[ ] Savings Association as defined in Section 3(b) of the
Federal Deposit Insurance Act,
I.	[ ] Church Plan that is excluded from the definition of an
investment company under Section 3(c)(14) of the
Investment Company Act of 1940,
J.	[ ] Non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
K.	[ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4:	Ownership:

The percentages used herein are calculated based upon 95,973,649 ordinary shares issued and outstanding as of December 2, 2013, as provided by the Company to Trian Management.

As of the close of business on December 31, 2013:

1. Nelson Peltz
(a) Amount beneficially owned: 5,740,805
(b) Percent of class: 5.98%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,740,805
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,740,805

2. Peter W. May
(a) Amount beneficially owned: 5,740,805
(b) Percent of class: 5.98%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,740,805
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,740,805

CUSIP No. G0176J109	13G	Page 21 of 30 Pages

3. Edward P. Garden
(a) Amount beneficially owned: 5,740,805
(b) Percent of class: 5.98%
(c)Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,740,805
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,740,805

4. Trian Fund Management, L.P.
(a) Amount beneficially owned: 5,740,805
(b) Percent of class: 5.98%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,740,805
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,740,805

5. Trian Fund Management, GP LLC
(a) Amount beneficially owned: 5,740,805
(b) Percent of class: 5.98%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 5,740,805
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 5,740,805

6. Trian Partners Parallel Fund I, L.P.
(a) Amount beneficially owned: 77,490
(b) Percent of class: 0.08%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 77,490
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 77,490

CUSIP No. G0176J109	13G	Page 22 of 30 Pages

7. Trian Partners, L.P.
(a) Amount beneficially owned: 678,383
(b) Percent of class: 0.71%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 678,383
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 678,383

8. Trian Partners Master Fund, L.P.
(a) Amount beneficially owned: 1,466,163
(b) Percent of class: 1.53%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,466,163
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,466,163

9. Trian Partners Strategic Investment Fund, L.P.
(a) Amount beneficially owned: 888,880
(b) Percent of class: 0.93%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 888,880
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 888,880

10. Trian Partners Strategic Investment Fund-A, L.P.
(a) Amount beneficially owned: 381,163
(b) Percent of class: 0.40%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 381,163
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 381,163

11. Trian Partners Master Fund (ERISA), L.P.
(a) Amount beneficially owned: 43,544
(b) Percent of class: 0.05%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 43,544
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 43,544

CUSIP No. G0176J109	13G	Page 23 of 30 Pages

12. Trian Partners Strategic Co-Investment Fund-A, L.P.
(a) Amount beneficially owned: 354,076
(b) Percent of class: 0.37%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 354,076
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 354,076

13. Trian SPV (SUB) VI, L.P.
(a) Amount beneficially owned: 438,633
(b) Percent of class: 0.46%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 438,633
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 438,633

14. Trian SPV (SUB) VI-A, L.P.
(a) Amount beneficially owned: 1,412,473
(b) Percent of class: 1.47%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,412,473
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,412,473

15. Trian IR Holdco Ltd.
(a) Amount beneficially owned: 3,257,316
(b) Percent of class: 3.39%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 3,257,316
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 3,257,316

16. California State Teachers Retirement System
(a) Amount beneficially owned: 296,033
(b) Percent of class: 0.31%
(c) Number of shares as to which the person has: (i) Sole power to vote or direct the vote: 296,033
(ii) Shared power to vote or direct the vote: 0
(iii) Sole power to dispose or direct the disposition: 180,334
(iv) Shared power to dispose or direct the disposition: 115,699

Item 5:	Ownership of Five Percent or Less of a Class:

Not Applicable

CUSIP No. G0176J109	13G	Page 24 of 30 Pages

Item 6:	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable

Item 7:	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8:	Identification and Classification of Members of the Group:

The information in Item 2(a) is hereby incorporated by reference.

Item 9:	Notice of Dissolution of Group:

Not Applicable.

Item 10:	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G0176J109	13G	Page 25 of 30 Pages

SIGNATURES
After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 14, 2014
TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

CUSIP No. G0176J109	13G		Page 26 of 30 Pages

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
	By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner
	By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

	By:	/s/EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
	By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner
	By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

	By:	/s/EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
	By:	Trian Partners (ERISA) GP, L.P., its general partner
	By:	Trian Partners (ERISA) General Partner, LLC, its general partner

	By:	/s/EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

TRIAN PARTNERS STRATEGIC CO-INVESTMENT FUND–A, L.P.
	By:	Trian Partners Strategic Co-Investment Fund-A GP, L.P. its general partner
	By:	Trian Partners Strategic Co-Investment Fund-A Genera Partner, LLC., its general partner

	By:	/s/EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

CUSIP No. G0176J109	13G		Page 27 of 30 Pages

TRIAN SPV (SUB) VI, L.P.
	By:	Trian Partners SPV VI GP, L.P., its general partner
	By:	Trian Partners SPV VI General Partner, LLC, its general partner

	By:	/s/EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

TRIAN SPV (SUB) VI-A, L.P.
By:	Trian Partners SPV VI-A GP, L.P., its general partner
By:	Trian Partners SPV VI-A General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN IR HOLDCO LTD.

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ
NELSON PELTZ

/s/PETER W. MAY
PETER W. MAY

s/EDWARD P. GARDEN
EDWARD P. GARDEN

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

By:	/s/ DEBRA SMITH
	Name:	Debra M. Smith
	Title:	Director of Investment Operations

CUSIP No. G0176J109	13G	Page 28 of 30 Pages

Exhibit I
JOINT FILING AGREEMENT
In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of Allegion PLC and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 14th day of February, 2014

TRIAN FUND MANAGEMENT, L.P.
By:	Trian Fund Management GP, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN FUND MANAGEMENT GP, LLC

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS MASTER FUND, L.P.
By:	Trian Partners GP, L.P., its general partner
By:	Trian Partners General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

CUSIP No. G0176J109	13G		Page 29 of 30 Pages

TRIAN PARTNERS MASTER FUND (ERISA), L.P.
	By:	Trian Partners (ERISA) GP, L.P., its general partner
	By:	Trian Partners (ERISA) General Partner, LLC, its general partner

	By:	/s/EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

TRIAN PARTNERS PARALLEL FUND I, L.P.
By:	Trian Partners Parallel Fund I General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN SPV (SUB) VI, L.P.
By:	Trian Partners SPV VI GP, L.P., its general partner
By:	Trian Partners SPV VI General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN SPV (SUB) VI-A, L.P.
By:	Trian Partners SPV VI-A GP, L.P., its general partner
By:	Trian Partners SPV VI-A General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND-A, L.P.
By:	Trian Partners Strategic Investment Fund-A GP, L.P., its general partner
By:	Trian Partners Strategic Investment Fund-A General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

CUSIP No. G0176J109	13G		Page 30 of 30 Pages

TRIAN PARTNERS STRATEGIC CO-INVESTMENT FUND–A, L.P.
	By:	Trian Partners Strategic Co-Investment Fund-A GP, L.P. its general partner
	By:	Trian Partners Strategic Co-Investment Fund-A Genera Partner, LLC., its general partner

	By:	/s/EDWARD P. GARDEN
		Name:	Edward P. Garden
		Title:	Member

TRIAN PARTNERS STRATEGIC INVESTMENT FUND, L.P.
By:	Trian Partners Strategic Investment Fund GP, L.P., its general partner
By:	Trian Partners Strategic Investment Fund General Partner, LLC, its general partner

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Member

TRIAN IR HOLDCO LTD.

By:	/s/EDWARD P. GARDEN
	Name:	Edward P. Garden
	Title:	Director

/s/NELSON PELTZ
NELSON PELTZ

/s/PETER W. MAY
PETER W. MAY

s/EDWARD P. GARDEN
EDWARD P. GARDEN

CALIFORNIA STATE TEACHERS’ RETIREMENT SYSTEM

By:	/s/ DEBRA SMITH
	Name:	Debra M. Smith
	Title:	Director of Investment Operations